Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, Illinois 60606

www.faegredrinker.com

June 23, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:	Felicitas Private Markets Fund (the “Registrant”)
Registration Statement on Form N-2
File Nos. 333-268699 and 811-23842

Dear Mr. Be,

The following responds to the comments provided via email on January 6, 2023, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and Securities Act of 1933, as amended (the “Securities Act”). The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

GENERAL

1.       Comment: We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. Please expect comments on such portions when you add, complete or update them in any pre- effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: The Registrant confirms that all missing information and all exhibits will be filed in a pre-effective amendment to the Registration Statement. The Registrant further acknowledges that the Staff may have additional comments after such information and exhibits are provided.

2.       Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Registrant has made all conforming changes.

3.       Comment: We note that the Registration Statement discloses a number of requests for exemptive relief (e.g., multi-class relief). Please advise us as to the status of each of the applications disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

Response: The Registrant filed an exemptive application for co-investment relief on April 6, 2023 (SEC Accession No. 0001213900-23-027873). Registrant also intends to file an exemptive application for multi-class relief as soon as practicable.

4.       Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Registrant confirms that it has not presented, and will not present, any “test-the-water” materials to potential investors in connection with this offering.

5.       Comment: Please add a separately captioned section to your Prospectus describing material terms of the securities being offered (e.g., distribution rights). Similarly, please add a separately captioned section describing material terms of your Declaration of Trust or other governance-related matters investors should be aware of when considering an investment in the Fund.

Response: The Registrant believes material terms are appropriately disclosed within the Prospectus and presented in a manner consistent with the instructions to Form N-2. A separately captioned section describing governance-related matters will be added in a subsequent pre-effective amendment.

PROSPECTUS

Cover Page

6.       Comment: Limit the disclosure in the Investment Objective section to a description of the investment objective of the Fund. Delete the phrase beginning with “through a portfolio . . .” as this describes the Fund’s strategy to meet its objective.

Response: The Registrant has revised the disclosure as requested.

7.       Comment: Under the Investment Strategies Caption, in the sentence beginning with “The Fund will seek to achieve its investment objective through . . .,” disclose the criteria that will be applied to determine whether those instruments should be considered “private.” Also clarify what “closed- end private funds” and “co-investment vehicles” are. Lastly, clarify whether you will invest directly in real estate or will invest in private funds or REITs that own real estate.

Response: The Registrant has revised the “investment strategies” discussion on the Cover Page, and elsewhere in the Prospectus as applicable, as follows (changes reflected in underlined and bold):

“The Fund intends to seek its investment objective through a portfolio of private equity, private credit and real estate investments. Under normal circumstances, the Fund seeks to achieve its objective by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in “private assets”. For purposes of this policy, private assets include: ~~The Fund will seek to achieve its investment objective through (i) direct investments in the equity or debt of a company; (ii)~~(i) investments in general or limited partnerships, funds, corporations, trusts, closed-end private funds (including, without limitation, funds-of-funds) ~~or other investment vehicles~~ that are exempt under Section 3(c)(1) or 3(c)(7) from registration under the Investment Company Act or that are registered under the Investment Company Act, which invest in “private assets” and are generally unavailable to unaccredited investors (together, “Investment Funds”) that are managed by independent investment managers (each, an “Underlying Manager” and collectively, the “Underlying Managers”); ~~(iii)~~(ii) secondary investments in Investment Funds managed by Underlying Managers; ~~and (iv)~~(iii) co-investment vehicles that invest alongside Investment Funds; and (iv) other direct investments in the equity or debt of a company, which are not generally available to unaccredited investors. The Fund does not intend to invest directly in real estate but may invest in real estate indirectly through Investment Funds. The Fund’s investments also will include direct investments in equity or debt alongside private equity funds and firms.”

8.       Comment: The Prospectus as a whole suggests that the Fund will primarily be investing in private funds. If true, rearrange the items in the imbedded list to place the most significant types of investments first.

Response: The Registrant confirms that it will primarily be investing in private funds and has revised the list accordingly. Please refer to the response to comment 7.

9.       Comment: Footnote 1 to the pricing table states that the requirement for a minimum initial investment may be waived. Please confirm supplementally that the absolute minimum investment (after waiver of the disclosed minimum investment) will be $25,000. Clarify all of the situations in which the Fund “in its sole discretion” may waive its minimum. In addition, please confirm supplementally that the accredited investor criteria will still apply to all investors and will not be waived.

Response: The Registrant confirms that the absolute minimum investment (after waiver of the disclosed minimum investment) will be $25,000. The Registrant has revised the disclosure to clarify all situations in which Fund “in its sole discretion” may waive its minimum. The Registrant also confirms that the accredited investor standard will apply to all investors and will not be waived.

Fund Summary

10.       Comment: The Prospectus indicates that the Fund will use leverage. In the Fund Summary, please add a brief discussion regarding use of leverage, the form(s) the leverage is expected to take, the risks related to the Fund’s use of leverage, and a cross reference(s) to the more fulsome discussion of leverage in the Prospectus.

Response: The Registrant has revised the disclosure as requested.

Investment Objective and Principal Strategies (page 2)

11.       Comment: Discuss briefly the Fund’s strategy for selecting the investments listed in this section, including the types of data, due diligence, and analysis it will use to construct its portfolio and make investment decisions.

Response: The Registrant has added the following disclosure to “Investment Objective and Principal Strategies” summary section:

“The Fund conducts thorough due diligence on each Investment Fund before investing. For primary commitments, the Fund evaluates, among other factors, the Investment Fund’s track record, investment team, the quality of its current portfolio, the projected return on the investment in the Investment Fund from, among other things, a multiple of invested capital (“MOIC”) and internal rate of return (“IRR”) perspective. For secondary commitments, the Fund evaluates, among other things, the entry valuation, the quality of the underlying assets and the sponsor of the Investment Fund, the structure of the security, projected MOIC and IRR and the expected transaction duration. For primary and secondary co-investments and direct investments, the Fund will consider, among other things, the quality and financial metrics of the underlying asset(s) including revenue and EBITDA growth trends and leverage profile, the quality of the sponsor and its underwriting of the deal, the projected MOIC and IRR, and the Fund’s ability to access ongoing financial information about the underlying asset(s). For direct lending opportunities, the Fund considers, among other things, the seniority of its position in the capital structure, the various potential methods of repayment from any underlying collateral, the loan to value (“LTV”) and expected duration of the opportunity, and the expected overall projected MOIC and IRR.”

The Investment Adviser and The Sub-Adviser (page 3)

12.       Comment: Discuss briefly the differences in the roles that the Investment Adviser and the Sub- Adviser will perform.

Response: The Registrant has clarified the role of the Investment Adviser by amending the description thereof as follows (changes reflected in underlined and bold font):

“Skypoint Capital Advisors, LLC serves as the investment adviser (the “Investment Adviser”) of the Fund. The Investment Adviser provides day-to-day investment management services to the Fund, including selection and oversight of the Sub-Adviser and the Fund’s other service providers.”

The Registrant has clarified the role of the Sub-Adviser by amending the description thereof as follows (changes reflected in underlined and bold font):

“Felicitas Global Partners, LLC serves as the investment sub-adviser (the “Sub-Adviser”) of the Fund. The Sub-Adviser provides day-to-day investment management services to the Fund, including investment selection, initial and on-going due diligence of underlying managers, and asset allocation.”

The Offering (page 6)

13.       Comment: Please disclose any minimum required offering proceeds in order to begin operating the Fund. Also, disclose any arrangements to escrow proceeds prior to reaching this minimum required amount. See Instruction 5 to Item 1 of Form N-2.

Response: The Registrant affirms that there are no minimum required offering proceeds in order to begin operating the Fund. As noted in the Fund Summary, simultaneous with the commencement of the Fund’s operations, substantially all of Felicitas Equity Fund, LP’s assets will be transferred to the Fund.

The Initial Closing (page 6)

14.       Comment: Given that the Fund has a predecessor, supplementally explain how the initial sales price of $20 per share will relate to the Fund’s NAV per share as a result of the merger with the predecessor.

Response: The Registrant has deleted “The Initial Closing” section in its entirety. As the Registrant will commence operations simultaneously with the transfer of substantially all assets from the Predecessor Fund, an initial sales price per share is not applicable. The Registrant affirms that following the commencement of operations, all Shares will be offered at NAV.

No Redemptions; Repurchase Offers (page 7)

15.       Comment: The disclosure states that the amount repurchased from a shareholder may be reduced to maintain a minimum account balance. Please explain supplementally how this provision is consistent with the all-holders rule. See Exchange Act Rule 14d-10. We may have further comment.

Response: The Registrant confirms that the above-referenced disclosure has been removed.

Use of Proceeds (page 10)

16.       Comment: Disclose how long it is expected to take to fully invest net proceeds in accordance with the Registrant’s investment objectives and policies. See Item 7.2 of Form N-2.

Response: The Registrant has clarified the narrative within “Use of Proceeds” to describe the expected maximum duration necessary to invest net proceeds from an offering as follows (changes reflected in underlined and bold font):

“The proceeds from the sale of Shares, not including the Fund’s fees and expenses (including without limitation, offering expenses), will be invested by the Fund in accordance with the Fund’s investment objective and strategies as soon as practicable, but in no event later than three months after receipt, and consistent with market conditions and the availability of suitable investments….”

Portfolio Diversification (page 12)

17.       Comment: Discuss the anticipated portfolio allocation briefly in an appropriate location within the Fund Summary.

Response: The disclosure has been revised as requested.

18.       Comment: The disclosure states that the Fund “may gain exposure to the following strategies through investing in funds, co-investments, and direct investments.” To the extent known discuss the Fund’s anticipated allocation between funds, co-investments, and direct investment.

Response: The following has been added to the “Investment Objective and Strategies” section of the Fund Summary and the Prospectus:

“The Fund will invest primarily in Investment Funds and to a lesser extent in co-investments and direct investment.”

Private Credit (page 12)

19.       Comment: The disclosure states that the Fund will invest in senior and leveraged loans. If the Fund will invest in covenant lite loans as part of its principal investment strategy, please disclose in the strategy section and discuss related risks.

Response: The Fund does not anticipate investing in covenant lite loans as part of its principal investment strategy.

Investment Policies and Restrictions (page 13)

20.       Comment: The disclosure states that the Fund may “invest directly in securities pursuant to a discretionary investment advisory agreement with an investment manager.” Clarify what this is referring to. Confirm that any investment advisory agreement that the Fund enters into will comply with Section 15.

Response: The quoted language refers to the possibility of engaging additional sub-advisers to manage a portion of the Registrant’s assets. The Registrant confirms that any such engagement will comply with the requirements of Section 15 of the Investment Company Act.

Principal Risk Factors (page 14)

21.       Comment: It is our understanding that many of the types of private funds you seek to invest in prefer larger and more established investors with whom they maintain relationships across products and over time. Given your current asset base and lack of operating history, please consider enhanced disclosure about the pool of investment funds and opportunities that may be available to you.

Response: The Registrant believes it has sufficient relationships with the private funds in which it intends to invest and the asset base to make such investments. As previously noted in the response to Comment No. 13, simultaneous with the commencement of the Fund’s operations, substantially all of Felicitas Equity Fund, LP’s (the “Predecessor Fund”) assets will be transferred to the Fund, and the Sub-Adviser has served as investment adviser to the Predecessor Fund since its inception. Nevertheless, following disclosure has been added under “No Operating History” risk factor:

“Many of the Fund’s competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Fund does. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than the Fund has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than the Fund. The Fund may lose investment opportunities if it does not match competitors’ pricing, terms, and structure. If the Fund is forced to match competitors’ pricing, terms and structure, it may not be able to achieve acceptable returns on investments or may bear substantial risk of capital loss. Many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the Investment Company Act will impose on the Fund as a registered closed-end management investment company.”

22.       Comment: Please clarify the meaning of the statement on page 19 that “[p]romoting transparency and receiving necessary information from Investment Funds may possibly be an impediment to monitoring the performance of Investment Funds on a regular basis.”

Response: The aforementioned sentence has been removed.

Predecessor Fund Performance (page 33)

23.       Comment: The disclosure indicates that the predecessor’s returns reflect the Fund’s Expense Limitation and Reimbursement Agreement. The prior performance presented for the predecessor account must use either the gross fees/expenses, i.e., before waivers and/or reimbursements, incurred by the account; or make a one-time adjustment for the fund's gross fees/expenses, i.e., before waivers and/or reimbursements. Please confirm that the adjusted fees/expenses are not below the gross fees/expenses of the account. Please revise appropriately.

Response: The Registrant acknowledges the comment. However, the Registrant has removed the above-refenced disclosure and has not included Predecessor Fund performance.

24.       Comment: Supplementally provide the following information:

a.	Describe the background of the predecessor account, including information about when and why the predecessor account was created.

b.	State whether the Sub-Adviser for the fund was the adviser for the predecessor account for the entire performance period shown. Also, state whether the Sub-Adviser managed any other accounts that were materially equivalent to the fund. Were these other accounts converted to registered companies, and if not, why not? Explain why the predecessor account was chosen to be registered and if any other materially equivalent account had lower performance as compared with the predecessor account. State whether the predecessor account transferred substantially all of its portfolio securities or whether the predecessor account transferred only a portion of its assets to the newly registered fund.

c.	State whether the Sub-Adviser believes that the predecessor account could have complied with Subchapter M of the Internal Revenue Code.

d.	Describe supplementally whether the predecessor account made any investment strategy changes to the account within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the predecessor account within a one year prior to the date the registration statement was filed. If any investors in the predecessor account redeemed out of the predecessor account within a one year of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the predecessor account.

e.	Represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response:

a.	The Predecessor Fund commenced operations on February 22, 2018, and was exempt from registration as an investment company under Section 3(c)(1) of the Investment Company Act. The Predecessor Fund was created to allow accredited investors to have access to alternative private market investments.

b.	The Registrant confirms that the Sub-Adviser served as the adviser for the Predecessor Fund for the entire performance period. The Sub-Adviser did not manage any other accounts that were materially equivalent to the Predecessor Fund. The Predecessor Fund intends to transfer substantially all of its portfolio securities to the Fund.

c.	The Registrant believes that the Predecessor Fund could have complied with Subchapter M if it had been structured in the same manner as the Fund.

d.	The Predecessor Fund did not make any investment strategy changes within one year before the date the registration statement was filed. There was significant new investment in the Predecessor Fund immediately prior to its final close in March 2022, and no redemptions or transfers during that time. Other than that, there were no variations in the level of assets in the Predecessor Fund, other than in the normal course of business. No shareholders redeemed out of or transferred from the Predecessor Fund within one year before the date the registration statement was filed.

e.	The Registrant confirms that the Predecessor Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Fund Expenses (page 39)

25.       Comment: The disclosure in this section states that the Investment Adviser will be able to terminate the Expense Limitation and Reimbursement Agreement prior to the 12-month initial term of the agreement. The SAI seems to indicate that the agreement is not terminable prior to a particular date. Please harmonize. To the extent the Investment Adviser is able to terminate prior to the initial 12-month term, do not reflect the waiver in the table.

Response: The Registrant confirms that the Investment Adviser will not be able to terminate the Expense Limitation and Reimbursement Agreement prior to the initial 12-month initial term of the agreement. The disclosure has been revised to clarify this.

Tender/Repurchase Procedures (page 42)

26.       Comment: The multiple defined terms representing dates related to the repurchase procedures are confusing. Please clarify. For example, it appears that the Repurchase Date and the Valuation Date are the same date. To the extent that they are different, please clarify. In addition, clarify how the dates interact with each other. For example, for the March 31 repurchase, will the tender offer begin (and notice sent) approximately 85 days prior to that date?

Response: The Registrant has amended the Prospectus to replace all instances where the defined term “Repurchase Date” appears with the defined term “Valuation Date.”

The Registrant confirms that, for a March 31 repurchase, notice must be given at least 20 business days prior to the Expiration Date. No later than 65 days thereafter, the Registrant shall provide Shareholders who tender their shares 95% of the estimated value of the Shares (after adjusting for fees, expenses, reserves or other allocations or redemption charges).

27.       Comment: The disclosure indicates that the Fund will pay 95% of the repurchase price within 65 days of the Valuation Date and the remaining 5% within five business days of the completion of the audit. Rules 14e-1(c) and 13e-4(f)(5) under the Securities Exchange Act of 1934 (the “Exchange Act”) require prompt payment for the standard settlement cycle (“T+2”). With regard to funds offered to accredited investors that primarily hold hedge funds, private equity funds, and/or direct investments in private companies, such funds may rely on Rule 13e-4 to follow a redemption process where investors receive 95 percent of their redemption proceeds up to 65 days after the expiration date of the offer (which is the last day that a holder can tender and withdraw securities) and then receive the remaining 5 percent two business days after the fund’s annual audit. Please explain supplementally the extent to which the Fund will invest in funds and other investments that are not hedge funds, private equity funds, and/or direct investments in private companies.

Also, please revise the period for paying the Final Payment from five business days to two business days after the completion of the audit.

Response: In addition to making investments in private equity funds and/or direct investments in private companies, the Registrant intends to make investments in private credit funds, direct private credit opportunities, funds that invest in real estate, and/or registered investment companies. The Registrant may invest up to 10% in liquid investments. The Registrant respectfully declines to change the period for paying the Final Payment from five business days to two business days. It is the Registrant’s understanding that delaying Final Payment is consistent with prior SEC Staff positions as well as industry practice, and provides an appropriate timeframe to validate the redemption price. Ensuring pricing accuracy is essential in satisfying obligations owed to both current shareholders and redeeming shareholders. Thus, the Registrant respectfully declines to make such a change as it views a truncated Final Payment timeline as not in the best interest of shareholders.

28.       Comment: Please explain how issuing a promissory note to tendering shareholders is consistent with a shareholder’s legal right to obtain prompt payment of the cash consideration under rule 13e- 4(f)(5). If the Fund retains this disclosure, please disclose: (a) the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law; and (b) that the terms of the Promissory Note will include the Fund’s obligation to make full cash payment under the Promissory Note no later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer, other than the 5% annual audit holdback, which will be paid in full in cash no later than two business days following completion of the annual audit.

Response: The Registrant intends on retaining the ability to issue a promissory note in connection with its tender/repurchase procedures and has revised the Prospectus to incorporate the requested disclosure. However, and as stated above, the Registrant believes a cash payment in five business days is appropriate and in the best interest of current shareholders and redeeming shareholders.

29.       Comment: The disclosure states “Notwithstanding the foregoing, the Fund may postpone payment of the repurchase price and may suspend repurchases during any period or at any time.” Please explain what this disclosure means, including the conditions under which this may be done consistent with the tender offer rules, or delete this language.

Response: The aforementioned language has been deleted.

30.       Comment: The disclosure states that “in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate.” Please supplementally explain what “as the Board in its sole discretion deems appropriate” means as an alternative to ensuring the Fund’s compliance with applicable regulations.

Response: The Registrant intends for its repurchase procedures to be in compliance with applicable regulations at all times. The noted language “or as the Board its sole discretion deems appropriate” is to disclose the possibility that the Board may change the repurchase procedures even when the current repurchase procedures comply with applicable regulations (e.g., enhance operational efficiency).

Purchase Terms (page 54)

31.       Comment: Please identify the escrow agent and file any contract or agreement with such agent as an exhibit to the registration statement. Refer to Item 5.8 and Item 25.2.k of Form N-2.

Response: UMB Bank, N.A. acts as the Registrant’s escrow agent. The agreement with UMB Bank is filed as an exhibit to the Revised Registration Statement.

Statement of Additional Information

Senior Securities (page 1)

32.       Comment: Please update the reference to segregation of assets to reflect the adoption of Rule 18f-4.

Response: The Registrant has amended the discussion of “Senior Securities” as follows (changes reflected in underlined and bold font):

“Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The Investment Company Act generally prohibits funds from issuing senior securities~~, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation~~ unless the issuance thereof is consistent with Rule 18f-4 under the Investment Company Act.”

Investment Management and Other Services (page 13)

33.       Comment: Under “The Investment Adviser” and “The Investment Sub-Adviser,” the disclosure states “(i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board, or (ii) the vote of a majority of the Independent Trustees of the Fund.” Please revise to state ““(i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund.”

Response: The Registrant has made the requested changes.

Investment Sub-Advisory Fee (page 14)

34.       Comment: Please clarify whether the Sub-Advisory Fee is taken out of the 1.5% fee paid to the Adviser or if it is in addition to that fee.

Response: The Registrant has amended the discussion of “Investment Sub-Advisory Fee” as follows (changes reflected in underlined and bold font):

“Pursuant to the Investment Sub-Advisory Agreement, the Investment Adviser ~~Fund~~ pays the Sub-Adviser a quarterly Investment Management Fee equal to 83.33% of the first $750,000.00 of Net Management Fee received by the Investment Adviser and then 66.67% of any Net Management Fee above $750,000.00.”

Part C

Item 30. Indemnification

35.       Comment: Please provide the legend required by Securities Act Rule 484.

Response: The Registrant has revised the disclosure to include the appropriate legend.

Signatures

36.       Comment: We note that the Registration Statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

Response: The Registrant will ensure any subsequent amendment satisfies the requirements of Section 6(a) of the Securities Act.

Accounting

37.       Comment: Please confirm the registrant will comply with Rule 6-11 for the predecessor fund. Please also indicate what will be provided in the filings for the predecessor fund in response to Rule 6-11. (S-X investments, financial statements)

Response: The Registrant intends to comply with Rule 6-11 with respect to the Predecessor Fund. The financial statements of the Predecessor Fund will be included in pre-effective amendment and will be prepared in accordance with U.S. GAAP and Article 12 of Regulation S-X as required by Article 6- 11 of Regulation S-X. The financial statements will include a schedule of investments prepared in accordance with Article 12 of Regulation S-X.

* * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 312-569-1167.

Sincerely,

/s/ Veena K. Jain

Veena K. Jain